FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on May 2, 2006

OMEGA NAVIGATION ENTERPRISES INC.

TO RING THE OPENING BELL AT NASDAQ ON FRIDAY, MAY 5, 2006

PIRAEUS, GREECE, May 2, 2006. Omega Navigation Enterprises Inc. (NASDAQ:ONAV) announced today that executives of the Company will visit the NASDAQ Stock Market on Friday, May 5, 2006.  To celebrate the Company’s listing on the NASDAQ National Market, George Kassiotis, President and Chief Executive Officer, Harris Loukopoulos, Executive Vice President and Chief Operating Officer, and Gregory McGrath, Chief Financial Officer, will ring the opening bell.

Material relevant to NASDAQ’s opening bell can be accessed on or after the event date either on NASDAQ’s site at www.nasdaq.com and clicking on MarketSite Events or on the Company’s website at www.omeganavigation.com.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is a Marshall Islands corporation that provides international marine transportation services to its customers with principal executive offices in Piraeus, Greece.  Omega Navigation Enterprises, Inc. completed its initial public offering of its Class A Common Stock on April 5, 2006.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ  07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 4, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer